UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-88057

Huntsman International Holdings LLC
(Exact name of registrant as specified in its charter)

500 Huntsman Way, Salt Lake City, Utah 84108
(801) 584-5700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

13.375% Senior Discount Notes Due 2009
(Title of each class of securities covered by this Form)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g - 4(a)(1)(i)	☐	Rule 12h - 3(b)(1)(i)	☒
Rule 12g - 4(a)(1)(ii)	☐	Rule 12h - 3(b)(1)(ii)	☐
Rule 12g - 4(a)(2)(i)	☐	Rule 12h - 3(b)(2)(i)	☐
Rule 12g - 4(a)(2)(ii)	☐	Rule 12h - 3(b)(2)(ii)	☐
		Rule 15d - 6	☐

        Approximate number of holders of record of 13.375% Senior Discount Notes Due 2009 as of March, 30, 2005: 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, Huntsman International Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 30, 2005	By:	/s/ SEAN DOUGLAS Vice President and Treasurer

        Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.